SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  August  28, 2006

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated August 28, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James Sinclair”

Date:   August 28, 2006

James E. Sinclair, Chief Executive Officer

Exhibit 1

Corporate Office:

Form 20-F, File No. 0-50634

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

     TNX

Tel:  (860) 364-1830

   AMEX:  TRE

Fax:  (860) 364-0673

Vancouver Office:

Suite 1400 – 355 Burrard Street  Vancouver,  BC  V6C 2G8

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyaltyExploration.com

Tel: (604) 669-5598

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 669-8915

News Release -  August 28, 2006

Tanzanian Royalty Announces Key Appointments

Tanzanian Royalty Exploration Corporation is pleased to announce the appointment of Jonathan G. Deane to the Board of Directors. Mr. Deane will retain his executive position as president of Tanzanian Royalty Exploration Corporation, including responsibility for all its exploration activities in Tanzania.

“Mr. Deane’s appointment to the Board comes at a critical juncture in the Company’s history,” noted Jim Sinclair, Chairman and CEO. “We are advancing projects on several fronts in Tanzania and in recognition of his geological successes in the field, having him participate at the Board level seemed more than appropriate.”

Mr. Sinclair also wishes to announce that Victoria Luis has elected to step down as Chief Financial Officer and will now focus her energies and experience on strategic planning and other corporate issues.  She will continue to serve on the Board of Directors. “Victoria has been the financial backbone of the Company since November of 2002 and she will continue to play a leading role in the affairs of the Company,” Sinclair emphasized.

Ms. Regina Kuo-Lee has accepted the position of Chief Financial Officer and will be based in Toronto. A Chartered Accountant, she has more than 16 years experience in the accounting field, more recently as CFO and Vice President of Finance for Trimin Capital Corp., a management company with large equity interests in operating businesses.   She also has several years experience as a Controller in the Technology Sector and worked as an internal auditor in the brokerage industry after a five year stint with Deloitte & Touche, Chartered Accountants in Toronto.

Helen Hansen, who has managed the Company’s Vancouver office for more than a decade, has been appointed Corporate Secretary.  Ms. Hansen’s unique skill sets will prove invaluable to Tanzanian Royalty as it matures as a dual-listed company on the Toronto and Amex Stock Exchanges.

All the appointments are effective September 1, 2006.

Respectfully Submitted,

“James Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.